Exhibit 8.1

Subsidiaries of Anghami Inc.

The following list of subsidiaries of Anghami Inc. applies after completion of the Business Combination on February 3, 2022:

Entity Name	Jurisdiction of Incorporation
Anghami	Cayman Islands
Anghami (DE), Inc.	Delaware, U.S.A.
Anghami Technologies Ltd.	United Arab Emirates
Anghami UK LTD	United Kingdom
Anghami for Digital Content	Egypt
Digimusic SAL Offshore	Lebanon
Anghami FZ LLC	United Arab Emirates
Anghami KSA Co.	Saudi Arabia